Exhibit (e)(1)
EXECUTIVE COMPENSATION

•	Compensation Committee Report

•	Our Philosophy

•	Key Elements of Executive Compensation

•	Other Compensation

•	Summary of Factors Influencing Compensation for Fiscal 2006

•	CEO Compensation

•	Tax Deductibility of Executive Compensation

•	Performance Graphs

•	Summary Compensation Table

•	Option Grants in Fiscal 2006

•	Aggregated Option Exercises During Fiscal 2006 and Values at June 30, 2006

•	Stock/Loan Balances

•	Equity Compensation Plan Information

•	Change-in-Control (Severance) Agreements

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors, which is governed by a charter that is published on the Company’s website, is responsible for providing advice and recommendations to the Board and establishing the policies which govern executive compensation programs of the Company. The Committee also establishes compensation for officers of the Company and makes grants of awards under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (the “2004 Plan”). The Committee consists entirely of directors determined by the Board to be independent and free from interlocks with other companies’ boards of directors and compensation committees that could create conflicts of interest. In fiscal 2006, as in other recent years, the Committee utilized the services of an independent third-party compensation consultant to assist it in performing its responsibilities.

Our Philosophy

Our philosophy, and the Board’s philosophy, is to offer key executive officers a competitive compensation package that is tied to the performance and contribution of the executive, as well as the overall success of the Company. The Company directly links executive and shareholder interests through equity-based plans and plans that reward the executive when the Company achieves specific operating results. We intend to motivate and reward executives for performance that enhances shareholder value, and to retain executives who are critical to the long-term success of the Company. The Committee and Board seek an appropriate balance between short- and long-term incentives in reviewing and approving compensation programs and individual compensation awards.

Key Elements of Executive Compensation

In fiscal 2006, the key elements of compensation the Company paid to its executives were base salary, cash profit-sharing awards made in the form of dollar-denominated performance units, restricted stock grants, performance stock awards, stock options, and, as to executives who were not ElkCorp executive officers, stock loans under the Company’s Stock/Loan Plan. The Company intends for each element of compensation to provide a distinct set of incentives to the executive.

•	Base Salary

The Committee approves and recommends ratification to the Board of base salaries of the Company’s executive officers. We base our determination on our subjective evaluation of whether the proposed base salary is appropriate in relation to salaries in the Company’s compensation peer group for the equivalent position and to the executive’s individual performance.

Prior to approving salaries for fiscal 2006 and recommending ratification to the Board, we reviewed a survey of competitive salaries paid by other companies in the Company’s compensation peer group. Our independent consulting firm developed the survey. Our independent compensation consultants selected our peer group from their database of companies with revenues comparable to the Company’s. The Company used the survey data to establish the range of compensation for each executive, with the mid-point in that range being close to the median salary for the executive’s position within the compensation peer group. The executive’s progress in the applicable salary rate range generally depends upon their individual skills, abilities and performance.

We also reviewed the Company’s annual performance evaluations for its executive officers. The executive officer’s immediate superior completed this annual performance review based on their evaluation of the executive’s achievement of individual strategic and operational goals, and fulfillment of established position requirements and expectations. The Committee conducted the evaluation of the Chairman of the Board and Chief Executive Officer and of the President and Chief Operating Officer by obtaining a performance review from their direct reports in addition to the Committee’s and Board’s own evaluations. None of the evaluations contained specific weighting of factors for determining overall job performance, but did contain numerical grading of the executive’s performance as to each “quality requirement,” a goal established for that executive at the beginning of the fiscal year as part of the Company’s strategic planning.

•	Cash Profit-Sharing

We believe that a significant portion of annual compensation for each executive officer should be linked solely to the Company’s short-term financial performance. Accordingly, in fiscal 2006 the Company made profit-sharing payments structured as dollar-denominated performance unit awards under the 2004 Plan. These awards resulted in payouts of quarterly cash profit-sharing bonuses when the Company achieved operating income that brought its return on equity within a specified percentile range of returns generated by other NYSE companies. Management, the Committee and the full Board each certifies the Company’s actual quarterly performance versus the threshold, target and maximum levels established at the beginning of the fiscal year for profit-sharing purposes.

Under the Company’s profit-sharing plan, each officer and eligible employee is assigned a “profit-sharing percentage” that is recommended by the Company and approved by the Committee based on a subjective evaluation of the executive’s position with the Company and potential to impact Company performance. The Compensation Committee also approves, subject to Board ratification, return on equity (ROE) bands equal to specific percentiles of the ROE of other NYSE companies over the previous three years. For fiscal 2006, it approved three performance bands: a minimum threshold ROE (ROE(Min)) equal to the 32nd percentile of NYSE companies, a target ROE (ROE(Target)) equal to the 68th percentile of NYSE companies, and a maximum ROE (ROE(Max)) equal to the 84th percentile of NYSE companies. The ROE was converted to equivalent operating income before profit-sharing payments for purposes of profit-sharing calculations for ElkCorp and each operating subsidiary. We generally exclude asset write-downs and gains and losses from extraordinary transactions from the calculation of operating income for profit-sharing purposes, but not operating income or losses from discontinued operations, based on what results are within the reasonable control of the Company’s management.

If ROE(Min) for the fiscal year is not met, no cash profit-sharing will be paid. If ROE(Target) is met for the fiscal year, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by his or her profit sharing percentage. If ROE(Max) is met or exceeded, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by twice his or her profit-sharing percentage. Payments are prorated for performance between ROE(Min) and ROE(Max), according to the percentage beyond ROE(Min) of ROE(Target) achieved, or percentage beyond ROE(Target) of ROE(Max) achieved, as applicable. The annual cash profit-sharing amount is paid in quarterly “progress” installments, but payments for performance above target are not paid until after the end of the fiscal year.

For fiscal 2006, in accordance with its ROE performance of 16.8 percent, the Company made cash profit-sharing payments to its executive officers at 131.05 percent of target.

•  Long-term Incentive Compensation

In fiscal 2006 the Committee engaged an independent third party compensation consultant to perform a marketplace compensation analysis and issue recommendations. The consultant recommended and the Committee determined that it would be in the best interests of the Company and its shareholders to continue its long-term compensation program first established in fiscal 2004 and 2005. The Committee decided to continue to maintain annual salary and bonus opportunity at levels approximating the market 50th percentile, and levels of long-term incentive compensation benchmarked to the market 62nd percentile, with the same mix of vehicles utilized in fiscal 2005 to provide that long-term compensation to executive officers. Further, our Compensation Committee maintained its existing stock ownership retention guidelines for our directors and officers, which provides that each individual director and officer is expected to retain no less than fifty percent, on an after-tax basis, of the Common Stock they acquire by way of equity incentive compensation awards. This guideline applies to all awards made from and after fiscal 2005, and will be enforced through the Committee’s potential reduction of future awards if an officer is out of compliance with the retention requirement.

Since shareholder approval of the 2004 Plan, the Committee has made and the Board has ratified awards to executive officers of a combination of options vesting over three years and performance stock on a three-year performance cycle. No payouts will occur for those performance stock awards until the end of the respective three-year performance cycles, and then only if performance warrants the payout by exceeding the minimum “threshold” performance measures we approved as part of the awards, as described below under “Performance Stock.” New performance cycles have been established so that the ends of such cycles will be “laddered” going forward.

          º  Stock Loans/Restricted Stock

During fiscal 2006, the Company continued to maintain its Stock/Loan Plan for more limited purposes than it was used historically. Under the Stock/Loan Plan, the Company granted to certain key employees other than executive officers of ElkCorp the right to obtain a loan from the Company, the proceeds of which must be used to purchase the Company’s Common Stock or applied to recent Company stock purchases. Since April 2002, the Company has not made stock loans to ElkCorp’s executive officers. As a result of the Sarbanes-Oxley Act of 2002, which contained broad personal loan prohibitions, the Stock/Loan Plan is no longer a viable benefit program for these executive officers. In fiscal 2006, the Committee continued its modified practice of awarding restricted stock grants, under the 2004 Plan and its predecessor plan, in place of stock loans to ElkCorp executive officers. These awards had a value substantially equivalent to the value of the stock loans they would have received but for the prohibition. Accordingly, at the end of each fiscal quarter in which profit-sharing occurs, an ElkCorp officer will be entitled to a restricted stock award with a value equal to a specific percentage of the cash profit-sharing payment he or she receives for the same quarter. The value of the restricted stock award is divided by the then market price of the stock (with no discount for restrictions) to derive the number of shares of restricted stock awarded for the quarter. Fiscal 2006 restricted stock awards will vest ratably over five years with continued service to the Company or its subsidiaries.

Like cash profit-sharing bonuses, restricted stock grants depend upon the Company’s achievement of short-term earnings targets. By operation of its formula, the Company makes larger restricted stock grants the better its short-term operating earnings. As with profit-sharing, restricted stock awards are not made if short-term operating earnings do not attain the threshold level. Unlike the case with cash profit-sharing bonuses, however, the executive will realize a benefit that also varies according to long-term factors — continued service to the Company, which is necessary for vesting to occur, and increases in shareholder value over the period the executive holds Company restricted stock.

          º  Stock Options

In fiscal 2006, we made awards of incentive and nonqualified stock options to Company executives under the predecessor plan to the 2004 Plan. These awards were ratified by the Board. The value of restricted stock awards that will be made for the fiscal year if the Company achieves target performance is deducted from an officer’s total long-term incentive compensation award value, and the remainder of the long-term incentive compensation award value is split 25/75 between stock options and performance stock. As a result, Company officers received 25 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of stock options. We use the Black-Scholes option pricing model as part of a calculation of the number of option shares with the intended value. Stock options we awarded to executives in fiscal 2006 will have a ten-year term and become exercisable ratably over three years of continued service to the Company or its subsidiaries, with an option price equal to the market value on date of grant.

          º  Performance Stock

Performance stock consists of shares of Common Stock issued to executive officers only if and when the Company achieves pre-defined performance for the defined performance cycle. Company officers received 75 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of performance stock award agreements. The performance stock award agreements issued in fiscal 2006 contained a three-year performance cycle ending June 30, 2008. Payouts of Common Stock pursuant to those awards will range from none to 150 percent of the target number of shares, depending on the performance of the Company. If the Company achieves less than the defined “threshold” performance for that performance cycle, there will be no stock distributed to the executive under that award. If we achieve the defined “target” level of performance, we would make payouts equal to the target number of shares. If the Company exceeded the target level of performance, payouts would exceed the target number of shares, up to a maximum payout of 150 percent of the target number of shares, depending on the increment beyond target performance achieved.

Although the Committee has the flexibility under the 2004 Plan to adjust performance measures in the future, its fiscal 2006 awards were performance stock in the form of shares of Common Stock earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Other Compensation

We also believe that to retain high quality executive talent, the Company must maintain a competitive package of compensatory employee benefit and welfare plans. The Company’s executives currently are eligible to participate in the Company’s 401(k) plan, employee stock ownership plan, a deferred compensation plan and other employee benefit and welfare programs that are generally available to employees. The Company establishes these programs based primarily on its subjective evaluation of competitive practices at similar companies who compete with the Company for personnel.

Summary of Factors Influencing Compensation for Fiscal 2006

The table below summarizes the performance and other factors directly influencing the amounts of the Company’s executive compensation for fiscal 2006:

Factors Directly Influencing Amounts of Executive Compensation
Long-term
				Continued	Increases
				Service	in
	Competitive	Short-Term Performance		to	Shareholder
	Practices	Individual	Company	Company	Value

Base Salary	✓	✓
Profit-sharing Bonuses	✓		✓
Stock Loans/Restricted Stock	✓		✓	✓	✓
Stock Options	✓			✓	✓
Performance Stock	✓		✓	✓	✓
Other	✓			✓	✓

Although base salary and cash profit-sharing bonuses are directly linked to short-term individual and Company performance, respectively, rather than long-term increases in shareholder value, many short-term performance goals are part of the Company’s long-term strategic plan, which is designed to result in long-term increases in shareholder value.

CEO Compensation

We approve and recommend the CEO’s compensation to the Board, with each component determined according to the criteria described above. In fiscal 2006, the Committee evaluated Mr. Karol’s performance utilizing a review by the Board and Mr. Karol’s direct reports. The Committee also evaluated competitive compensation data developed by its independent compensation consultant.

We believe that Mr. Karol’s salary is competitive in relation to salaries of chief executive officers within the Company’s compensation peer group.

Mr. Karol’s cash profit-sharing bonus and restricted stock awards in fiscal 2006 were calculated using the application of a formula to a target amount as described above in the Cash Profit-Sharing section of this report. His cash profit-sharing percentage in fiscal 2006 was 70 percent of salary and his restricted stock percentage was 60 percent of cash profit-sharing.

In fiscal 2006, we applied the ordinary methodology in determining Mr. Karol’s long-term incentive compensation, which was made 75 percent in the form of performance stock and 25 percent in the form of stock option awards, after deducting his target opportunity to earn restricted stock in fiscal 2006 from the total dollar value of fiscal 2006 long-term incentive compensation approved for Mr. Karol.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to the named executive officers to $1 million per officer in any one year. Compensation which qualifies as performance-based compensation is not taken into account for purposes of this limitation. The Company intends to take the position that all compensation paid during fiscal year 2006, including amounts associated with the Company’s Equity Incentive Compensation Plan, is deductible for federal income tax purposes. Should the compensation level of any named executive officer exceed $1 million for purposes of Internal Revenue Code Section 162(m), the Committee and Board will determine whether such compensation is appropriate, but may be influenced by factors other than full tax deductibility.

September 7, 2006
ElkCorp Compensation Committee
Shauna R. King, Chair
Stephen J. Demetriou
James E. Hall
Dale V. Kesler
Michael L. McMahan

Performance Graphs

The graphs below compare the cumulative total shareholder return on our Common Stock, including reinvestment of dividends, for the last five and ten fiscal years with the cumulative total return of the Russell 2000 Stock Index and the Dow Jones Building Materials Index over the same periods.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

Cumulative Total Return
	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	136.28	113.35	121.53	145.97	142.85
Russell 2000	100.00	91.33	89.83	119.80	131.12	150.23
Dow Jones US Building Materials & Fixtures	100.00	107.69	98.71	137.00	168.18	183.93

*	$100 INVESTED ON 6/30/01 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

COMPARISON OF 10 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

Cumulative Total Return
	6/96	6/97	6/98	6/99	6/00	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	154.76	212.36	371.12	295.16	262.86	358.21	297.94	319.45	383.69	375.49
Russell 2000	100.00	116.33	135.53	137.56	157.27	158.30	144.57	142.20	189.64	207.56	237.81
Dow Jones US Building Materials & Fixtures	100.00	129.72	163.67	162.57	114.80	134.47	144.81	132.74	184.23	226.15	247.34

*	$100 INVESTED ON 6/30/96 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

The preceding graphs are presented in accordance with SEC requirements. You are cautioned against drawing any conclusions from this information, as past results do not necessarily indicate future performance. The graphs in no way reflect a forecast of future financial performance.

Despite any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, the Compensation Committee Report and performance graphs included with this proxy statement are not incorporated by reference into any such filings.

Summary Compensation Table

The following table contains information about the compensation for the last three fiscal years of each person who served as chief executive officer during fiscal 2006 and each of the four other most highly compensated executive officers of ElkCorp (referred to below as the named executive officers), based on salary and bonus for fiscal 2006.

				Long-term Compensation
				Awards
					Securities
					Underlying
					Stock
Name					Options
and				Restricted	(#		All
Principal	Fiscal	Annual Compensation		Stock	of		Other
Position(a)	Year	Salary	Bonus(b)	($)(c)	Shares)(d)	Payouts(e)	Compensation(f)
Thomas D. Karol	2006	$627,000	$575,178	$345,074	35,550	—	$119,030
	2005	615,000	674,163	1,435,578	31,803	—	87,661
	2004	565,000	379,782	189,858	135,500	—	68,955
Richard A. Nowak	2006	$464,000	$364,843	$182,490	21,447	—	$79,749
	2005	435,000	408,276	792,530	17,028	—	71,026
	2004	400,000	224,060	112,190	94,185	—	61,914
Gregory J. Fisher	2006	$264,922	$138,873	$55,558	4,674	—	$37,850
	2005	236,640	148,231	186,051	3,672	—	32,100
	2004	208,104	86,261	34,646	16,000	—	29,757
Matti Kiik	2006	$233,398	$116,229	$46,422	4,044	—	$34,052
	2005	226,600	134,845	200,329	4,239	—	34,185
	2004	220,000	93,657	37,437	16,000	—	33,947
David G. Sisler	2006	$261,389	$130,169	$50,744	4,350	—	$37,733
	2005	226,022	130,962	200,235	4,278	—	31,680
	2004	221,048	91,627	36,766	16,000	—	31,102

(a)	Capacities in which each named executive officer served during the last fiscal year:

Thomas D. Karol	Chairman of the Board and Chief Executive Officer
Richard A. Nowak	President and Chief Operating Officer
Gregory J. Fisher	Senior Vice President, Chief Financial Officer and Controller
Matti Kiik	Senior Vice President, Research and Development
David G. Sisler	Senior Vice President, General Counsel and Secretary

(b)	Bonus amounts in the summary compensation table were paid under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (2004 Plan).

(c)	Number of shares multiplied by closing market price on date of grant. Restricted stock awards are shown above in the fiscal year they were earned, but some of the above grants were made in the quarter following that in which they were earned. The awards shown in the summary compensation table were made under the 2004 Plan for fiscal 2006. Portions of the grants shown for fiscal 2005 are “bridge cycle” grants made to transition from the Company’s former long-term incentive compensation program to the current program, by providing incentive pay over the three-year period from the commencement date of the new program to the end of the first three-year performance cycle of performance stock awards. Other grants were made in substitution for new loans to named executive officers under the Stock/Loan Plan, which were discontinued during fiscal 2003. Restricted stock grants made in lieu of stock loans under the Company’s Stock/Loan Plan vest in 20 percent increments over five years, and “bridge cycle” restricted stock grants vest in 33 1/3 percent increments over three years, with continued service to the Company. All restricted stock grants are thus subject to a risk of forfeiture. Any dividends payable on our Common Stock will be paid on all shares of restricted stock reflected in the table, and all shares of restricted stock may be voted by the grantee, whether the shares are vested or unvested. As of June 30, 2006, the aggregate number of shares of unvested restricted stock held by the named executive officers, and the dollar value of such shares, was as follows: Mr. Karol, 31,851 shares ($884,502); Mr. Nowak, 22,993 shares ($638,516); Mr. Fisher, 6,430 shares ($178,561); Mr. Kiik, 6,633 shares ($184,198); and Mr. Sisler, 6,445 shares ($178,978).

(d)	See the table below entitled “Option Grants in Fiscal 2006” for further information concerning fiscal 2006 option grants.

(e)	In fiscal 2006, the Company made performance stock awards for which payouts cannot occur before fiscal 2009, and then only if the Company achieves defined return-on-equity or total shareholder returns for a three-year performance cycle beginning July 1, 2005 and ending June 30, 2008. See “Long-term Incentive Plans — Awards in Fiscal 2006” below.

(f)	Amounts in this column represent contributions by the Company to the ElkCorp Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan, prior years’ loans forgiven under the Stock/Loan Plan (discontinued for executive officers in fiscal 2003) and supplemental retirement benefits summarized as follows:

Company Contributions to Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,700	$14,350	$14,000
Richard A. Nowak	14,700	14,350	14,000
Gregory J. Fisher	14,700	14,350	14,000
Matti Kiik	14,700	14,350	14,000
David G. Sisler	14,700	14,350	14,000

Loans Forgiven Under the Stock/Loan Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,108	$14,108	$14,108
Richard A. Nowak	9,541	20,944	24,514
Gregory J. Fisher	4,415	8,255	10,995
Matti Kiik	4,993	10,384	13,952
David G. Sisler	4,635	8,203	11,099

Supplemental Retirement Benefits Contributed:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$90,222	$59,203	$40,847
Richard A. Nowak	55,508	35,732	23,400
Gregory J. Fisher	18,735	9,495	4,762
Matti Kiik	14,359	9,451	5,995
David G. Sisler	18,398	9,127	6,003

Long-term Incentive Plans — Awards in Fiscal 2006

	Number	Performance
	of	or	Estimated Future Payouts
	Shares,	Other	under Non-Stock Price-Based Plans
	Units	Period	Threshold	Target	Maximum
	or	Until	(#	(#	(#
	Other	Maturation	of	of	of
	Rights	or	Shares)	Shares)	Shares)
Name	(#)(1)	Payout	(2)	(2)	(2)

Thomas D. Karol	TSR	7/1/2005 — 6/30/2008	0	33,830	50,745
	ROE	7/1/2005 — 6/30/2008	0	14,500	21,750
Richard A. Nowak	TSR	7/1/2005 — 6/30/2008	0	20,410	30,615
	ROE	7/1/2005 — 6/30/2008	0	8,750	13,125
Gregory J. Fisher	TSR	7/1/2005 — 6/30/2008	0	4,450	6,675
	ROE	7/1/2005 — 6/30/2008	0	1,900	2,850
Matti Kiik	TSR	7/1/2005 — 6/30/2008	0	3,850	5,775
	ROE	7/1/2005 — 6/30/2008	0	1,650	2,475
David G. Sisler	TSR	7/1/2005 — 6/30/2008	0	4,140	6,210
	ROE	7/1/2005 — 6/30/2008	0	1,770	2,655

(1)	Number of shares is variable as described in footnote 2 below.

(2)	Fiscal 2006 awards were performance stock in the form of agreements for contingent issuance of shares of Common Stock, earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Compensation Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Payouts for performance between threshold and target, or between target and maximum, will be a prorated number of shares between the applicable levels in the above table. No payouts will be made for performance less than or equal to threshold. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Option Grants in Fiscal 2006

	Individual Grants
		%
		of
		Total
		Options
	Number	Granted	Exercise
	of	to	or
	Securities	Employees	Base		Potential Realizable Value at Assumed
	Underlying	in	Price		Annual Rates of Stock Price
	Options	Fiscal	Per	Expiration	Appreciation for Option Terms(c)(d)
Name	Granted(a)	2006	Share(b)	Date	5%	10%

Thomas D. Karol	35,550	45.3%	$28.39	06/30/2015	$634,721	$1,608,508
Richard A. Nowak	21,447	27.3%	28.39	06/30/2015	$382,922	$970,398
Gregory J. Fisher	4,674	6.0%	28.39	06/30/2015	$83,451	$211,481
Matti Kiik	4,044	5.1%	28.39	06/30/2015	$72,203	$182,976
David G. Sisler	4,350	5.5%	28.39	06/30/2015	$77,666	$196,822
All Shareholders	N/A	N/A	N/A	N/A	$365,297,411	$925,735,357

(a)	Options become exercisable 33 1/3 percent per year on the first through the third anniversary dates of the grant. Options granted were for a term of ten years, subject to earlier termination upon certain terminations of employment. Upon the optionee’s death, permanent and total disability, retirement after age 62 or a change in control of the Company, all options reflected in this table would become immediately exercisable.

(b)	All options reflected in this table were granted at market value at date of grant. The exercise price may be paid in cash, delivery of already owned shares or a combination of cash and shares.

(c)	Gains are reported net of the option exercise price, but before any taxes associated with the exercise. These gains are calculated based on the stated assumed compounded rates of appreciation as set by the SEC for disclosure purposes. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder’s continued employment through the period over which options become exercisable in increments. The amounts reflected in this table may not be achieved.

(d)	The potential realizable value for all shareholders on Common Stock is calculated over a period of ten years, based on (i) a beginning stock price of $28.39, the exercise price of the option grants reflected in this table, and (ii) the number of outstanding shares on June 30, 2006. These gains may not be achieved.

Aggregated Option Exercises During Fiscal 2006 and Values at June 30, 2006

The following table contains information about ElkCorp stock options that the named executive officers exercised during fiscal 2006, and the number and aggregate dollar value of stock options that named executive officers held at the end of fiscal 2006. In accordance with SEC rules, values are calculated by subtracting the total exercise price from the fair market value of the underlying Common Stock, which is deemed to be $27.77 per share, the closing price of the Common Stock on the NYSE on June 30, 2006.

					Value of Unexercised
					In-the-Money
					Options
	Shares		Number of Securities		at
	Acquired		Underlying Unexercised		Fiscal
	on	Value	Options at Fiscal Year-End		Year-End
Name	Exercise	Realized*	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas D. Karol	—	—	121,949	104,283	$610,521	$310,935
Richard A. Nowak	11,340	$245,586	159,409	115,145	780,641	400,427
Gregory J. Fisher	1,500	22,345	43,296	23,033	222,186	75,414
Matti Kiik	15,220	220,475	26,633	23,470	51,229	79,363
David G. Sisler	—	—	63,953	25,105	323,872	85,002

*	Market value of underlying securities at exercise date minus the exercise price, not reduced for taxes, if any, payable upon exercise.

Stock/Loan Balances

The named executive officers have outstanding loans from the Company under the Stock/Loan Plan described in the Compensation Committee Report included with this proxy statement. Participation in the Stock/Loan Plan was discontinued for all ElkCorp executive officers effective July 30, 2002, but then existing loans remained outstanding in accordance with their terms. Stock/Loans bear interest at a rate equal to the applicable mid-term federal rate established by the Internal Revenue Service. Such loans, including interest, are forgiven in increments with employees’ continued service to the Company or its subsidiaries. No named executive officer had a loan balance of $60,000 or more at any time in fiscal 2006, or thereafter.

Equity Compensation Plan Information

The following table presents information as of June 30, 2006 with respect to compensation plans under which equity securities were authorized for issuance by the Company.

Number of
securities remaining
	Number of		available for
	securities to		future issuance
	be issued	Weighted-average exercise	under equity
	upon exercise	price of	compensation plans
	of outstanding	outstanding options,	(excluding securities
	options, warrants	warrants and	reflected in
Plan category	and rights	rights	column(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders:
Incentive Stock Option Plan(1)	887,486	$23.19	0
Equity Incentive Compensation Plan(2)	535,872	$23.79	359,053
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,423,358	$23.41	359,053

(1)	Represents the 1998 Elcor Corporation Incentive Stock Option Plan and the incentive stock option plan it restated.

(2)	Represents the 2004 Plan and the equity incentive compensation plan it restated.

Change-in-Control (Severance) Agreements

ElkCorp has entered into severance agreements with certain officers and employees, including each of the named executive officers. ElkCorp intends for the agreements to protect the Company and its shareholders, as well as these officers and employees, in the event of a threatened or actual change in control of the Company. The agreements are designed to reinforce these officers’ and employees’ dedication to the Company’s best interests before and after such a transaction, and would reduce the likelihood that these officers and employees would leave the Company prematurely. In structuring and deciding upon the level of benefits, the Compensation Committee and Board utilized, among other things, a survey prepared by the Company’s outside counsel of competitive practices within the Company’s peer group based on public filings.

The agreements provide for severance benefits upon certain terminations of employment within three years after a change in control of the Company. Change in control events under the employment agreements include:

•	the acquisition of 40% or more of the Company’s outstanding voting securities;

•	certain mergers or consolidations;

•	the approval by the Company’s shareholders of a plan of dissolution or liquidation;

or	•	certain sales or transfers of 67% or more of the fair value of the Company’s operating assets or earning power.

Under the agreements, if the officer’s or employee’s employment with the Company or its subsidiary is terminated within three years of a change in control under certain circumstances, the officer or employee will be entitled to receive a lump-sum severance payment equal to two times (except for Messrs. Karol and Nowak who would receive 2.99 times) the highest annual cash compensation they received in any calendar year during the three-year period immediately preceding termination, plus all outstanding loans under the Company’s Stock/Loan Plan would be forgiven in full. In addition, under the agreements, for a period of two years following a change in control (three years for Messrs. Karol and Nowak), the officers and employees would be entitled to medical, disability and life insurance coverage at a cost to the officer or employee of no more than 120% of the amount the officer or employee paid for such benefits immediately prior to the change in control.

In addition, upon a change in control, under the 2004 Plan and predecessor plans, all options and shares of restricted stock held by officers and employees under the plans, including the named executive officers, would become immediately vested, and the maximum payout of shares of Common Stock would be paid on any outstanding performance stock award agreements.

OTHER MATTERS

•	Code of Conduct

•	Ethics in Financial Reporting

•	Section 16(a) Beneficial Ownership Reporting Compliance

•	Communications with the Company